										Exhibit 12.01

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
		Nine Months Ended		Year Ended December 31,
		Sep 30, 2017		2016		2015		2014		2013		2012
Fixed Charges:
	Interest expensed and capitalized	$25,849		$29,058		$27,475		$5,420		$2,194		$4,218
(1)	Amortized premiums, discounts and capital expenses related to indebtedness	—		—		—		395		261		261
	Estimate of interest within rental expense	23,136		68,396		76,381		85,632		63,735		35,510
	Preference security dividend requirements of consolidated subsidiaries	—				—		—		—		—
		$48,985		$97,454		$103,856		$91,447		$66,190		$39,989

Earnings:
	Added Items:
	Pretax income from continuing operations before minority interests and income (loss) from equity investees	$(1,268)		$43,102		$334,031		$623,528		$542,203		$420,249
	Fixed charges	48,985		97,454		103,856		91,447		66,190		39,989
	Amortization of capitalized interest	126		189		189		237		438		637
	Distributed income of equity investees	2,556		6,470		5,963		4,772		5,290		8,661
	Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—		—
	Total added items	50,399		147,215		444,039		719,984		614,121		469,536
	Subtracted Items:
	Interest capitalized	3,331		3,740		2,425		712		—		—
	Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
	Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—		—
	Total subtracted items	3,331		3,740		2,425		712		—		—
	Earnings as defined	$47,068		$143,475		$441,614		$719,272		$614,121		$469,536

Ratio of earnings to fixed charges		0.96	x	1.47	x	4.25	x	7.87	x	9.28	x	11.74	x

(1) Commencing in 2015, this amount is included in the line above, Interest expensed and capitalized.